

December 20, 2011

Sarah E. Cogan, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017


Re: **Permal Hedge Strategies Fund**
File Nos. 333-177961; 811-22628


Dear Ms. Cogan:

We have reviewed the registration statement on Form N-2 for Permal Hedge Strategies Fund (the "Fund"), filed on November 14, 2011, with the Commission under the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940 (the "1940 Act"). The Fund is a fund of hedge funds that will only be sold to eligible investors. We have the following comments.

Prospectus Cover Page

1. The investment objective of the Fund is long-term capital appreciation "while attempting to reduce risk and volatility." The cover page to the prospectus states that investing in Fund shares involves a high degree of risk. The prospectus also states that the Fund (i) may invest up to 20 percent of its assets in any one hedge fund; (ii) is non-diversified; and (iii) may invest indirectly in, among other things, distressed debt, emerging markets and below investment grade securities. Given the Fund's investments, disclose how the Fund will attempt to reduce risks and volatility and have "lower risk than traditional long-only investments."

2. The cover page and other sections of the prospectus refer to the Fund as a "registered fund of funds." The disclosure should refer to it as a registered fund of hedge funds.

3. Please advise the staff whether FINRA has reviewed and approved the terms of the underwriting agreement.

4. Please define the term "Managed Assets" when it is first used.

5. The prospectus states that the Fund's shares will not be listed on any securities exchange and it is not anticipated that a secondary market for the shares will develop. Disclose the illiquidity of Fund shares prominently on the cover page. *See* Item 1.1. j of Form N-2. Will the purchase application have similar disclosure adjacent to the signature line?

6. The cover page should disclose prominently to investors all of the principal risks of investing in a fund of hedge funds. We recommend the risk disclosure be in bold, using a bullet point format.

7. Please disclose that the distributor is the underwriter for the Fund.

Prospectus Summary

The Offering

8. The prospectus states that the Fund will engage in a continuous offering, yet the Rule 415 box is not marked on the facing page of the registration statement. Please reconcile.

Investment Categories

9. The Fund intends to invest in hedge funds organized in any form or structure, such as a trust, limited partnership, or joint venture, and that the Fund "anticipates" that the amount at risk of loss from any one investment will "generally" be limited to the amount invested, "subject to any indemnification provisions." Why is the disclosure qualified regarding the amount at risk of loss? Will the Fund invest in hedge funds that subject the Fund to liability beyond the amount invested?

Also, summarize here or in the section entitled "Indemnification" the potential risks to shareholders when the Fund must indemnify a hedge fund. In the prospectus disclose why the Fund will indemnify a hedge fund in which it invests, as well as the principals of such a fund. May the Disabling Conduct by the principals include intentional or reckless acts? Also disclose the risks to individual shareholders, if appropriate. May creditors of the Fund or a hedge fund in which the Fund invests seek recourse against shareholders of the Fund? May the Fund make assessments against shareholders?

Lastly, the prospectus states that the Fund will generally indemnify a hedge fund in which it invests for any breaches of representations or warranties made by the Fund. In such an event, may the Fund seek indemnification from the adviser or officers of the Fund for the breaches of representations or warranties?

Selected Risk Considerations

10. Please clarify what is meant that shares of the Fund will be a "relatively" illiquid investment.

Summary of Fund Expenses

11. Please add "(as a percentage of offering price)" to the line item titled "Maximum Sales Load."

12. Please revise the parenthetical caption for annual operating expenses to refer to the expenses borne by common shareholders.

13. Revise the extra line items for the fee waiver to indicate one is a reduction or reimbursement, and that the last line item refers to the net expenses of the Fund or the total expenses of the Fund after waivers or reimbursements. Please disclose in footnote 6 that only the Board may terminate the Expense Limitation Agreement during its first year.

14. Add a footnote to the fee table explaining that the Management and Shareholder Servicing Fees are based on Managed Assets, and that the fee table depicts fees based on net assets. Explain how Managed Assets is converted into net assets based on the anticipated amount of leverage of the Fund.

15. The footnote appended to the Acquired Fund Fees and Expenses (AFFE) line item only refers to the indirect costs of investing in hedge funds. The Fund may also invest directly in exchange traded funds (ETFs). Please revise the AFFE footnote disclosure and include the anticipated indirect costs of investing in ETFs in the fee table line item.

16. The "other" annual operating expense ratio in the fee table is based, in part, upon an estimated amount of assets under management. Please disclose the estimated average amount of assets of the Fund during its first year of operations.

Investment Strategy and Process

17. The prospectus discloses that the Fund intends to "diversify" its investment exposure. The Fund is non-diversified and may invest substantially in a few hedge funds. Please revise the disclosure accordingly.

18. Please disclose the percentage of foreign investments that the Fund anticipates holding through its investments in hedge funds.

Investment Limitations

19. The prospectus states that the Fund may waive voting rights in order to avoid being subject to the prohibitions against affiliated transactions under the 1940 Act. Please disclose that the prohibitions are designed to prevent over-reaching of a registered investment company. Please disclose the Fund's policies with respect to affiliated transactions (that would otherwise require an order of exemption) and how the Board will monitor those transactions.

20. The prospectus states that the Fund may invest in a subsidiary based in the Cayman Islands. Please disclose the maximum percentage of assets the Fund may so invest. Disclose why the Fund would so invest, along with a description of how the Cayman Island subsidiary is regulated under local law. Please disclose that the Fund will look-through the subsidiary in determining compliance with the Fund's investment restrictions, including those prescribed by the 1940 Act. Add undertakings or disclose that the subsidiary will comply with the custodial requirements of the 1940 Act and agrees to inspection of its books and records by the staff. Disclose whether the subsidiary will have a separate advisory contract. The board of directors of the subsidiary should execute the registration statement. Also, confirm to the staff that the Fund will report the financial operations of the subsidiary in the Fund's consolidated financials.

21. The prospectus states that the Fund intends to conduct its operations in compliance with CFTC Rule 4.5 in order for the Fund to avoid regulation by the CFTC as a commodity pool, and for the adviser to avoid the need to register as a commodity pool operator. Recently the CFTC issued a release proposing to amend Rule 4.5 and related regulations. *See* Commodity Pool Operators and Commodity Trading Advisors: Amendments to Compliance Obligations, 76 Fed. Reg. 7976 (Feb. 11, 2011). If these amendments are adopted, would they have a material impact on the operations of the Fund?

Fundamental Policies

22. Please revise the Fund's concentration policy to state that the Fund will not invest more than 25 percent of its assets in hedge funds pursuing the same strategy. Also please revise the prospectus disclosure accordingly.

23. The Fund's borrowing policy states that it may borrow up to an amount permitted by the 1940 Act. Disclose in narrative text following the enumerated fundamental policies what is currently permitted under the 1940 Act, including leveraging through the issuance of preferred.

In this regard, please clarify the policy of the Fund with respect to it issuing preferred shares. Given the lack of disclosure about the rights of preferred shareholders, does the Fund have a policy not to issue preferred?

Shareholder Services and Distribution

24. The prospectus states that LMIS, an affiliate of the adviser, serves as Shareholder Services and Distribution Agent of the Fund. Under the respective agreements for shareholder services and distribution, LMIS will be paid a fee based on Managed Assets. Please disclose why the fee for each is based on Managed Assets. Will the responsibilities of LMIS increase under the Distribution or Shareholder Plan when the Fund leverages? Please disclose as a separate risk factor that a conflict of interest is created when the advisory, shareholder servicing and distribution fees are based on Managed Assets because the amount of each fee increases when the Fund leverages. Please disclose how the Board will monitor this conflict of interest.

Administration

25. Please clarify whether the fee paid by the Fund to the Administrator is based on Managed Assets or net assets of the Fund. If it is based on Managed Assets, revise the fee table accordingly.

Appendix B

26. The prospectus discloses the performance of a fund managed by the sub-adviser pursuing substantially similar policies as that employed by the Fund. Please describe the nature of the fund. Will the sub-adviser have the same investment discretion over the Fund as it did managing the private fund?

General Comments

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, as well as on disclosure made in response to this letter, on information supplied in EDGAR correspondence, or on financial statements and exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, each should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please respond to this letter by filing pre-effective amendments pursuant to Rule 472 under the 1933 Act. Please respond to all comments. Where no change will be made in the filing in response to a comment, please inform us in a supplemental letter and state the basis for your position.

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6985.

Sincerely,



Valerie J. Lithotomos
Senior Counsel